EXHIBIT 99.1

Addex Announces Publication of Preclinical Data Supporting Potential of mGlu7 Negative Allosteric Modulators to Transform Anxiety and Fear-Related Disorder Treatment

 Data published in Molecular Psychiatry

Ad Hoc Announcement Pursuant to Art. 53 LR

Geneva, Switzerland, February 3, 2026 - Addex Therapeutics (SIX: ADXN and Nasdaq: ADXN), a clinical-stage biopharmaceutical company focused on developing a portfolio of novel small molecule allosteric modulators for neurological disorders, announced today publication of data in Molecular Psychiatry1 demonstrating that targeting metabotropic glutamate receptor 7 (mGlu7) with negative allosteric modulators (NAM) could be transformative in the treatment of anxiety and fear-related disorders, such as post-traumatic stress disorder (PTSD).

In the study, scientists from the Center for Psychiatric Neurosciences (CNP, CHUV/UNIL) in Lausanne, Switzerland, evaluated the effects of ADX71743, a highly selective mGlu7 NAM, in established models of fear learning and memory. The results demonstrated that mGlu7 modulation can selectively interfere with the reconsolidation of fear memories, the process in the brain that re-stabilizes a fear memory after it is recalled. This process is increasingly being recognized as a potential therapeutic intervention point in anxiety and trauma-related conditions.

“Anxiety- and stress-related disorders remain among the most prevalent neuropsychiatric conditions globally, with many patients experiencing incomplete or transient responses to existing therapies. This is because drugs used to treat anxiety disorders have mainly targeted symptoms and often require continuous use, such as benzodiazepines, which can carry risks of tolerance, dependence and relapse after discontinuation,” said Tim Dyer, CEO of Addex. “This new research, targeting memory reconsolidation, provides a different therapeutic avenue to explore and continues to support our long-term belief that targeting mGlu7 with negative allosteric modulators is a differentiated mechanism to treat anxiety and fear-related disorders.”

Fear memories are encoded in the lateral amygdala, a central node in emotional processing. When recalled, these memories transiently enter a labile state during which they can be modified. In the study, administration of ADX71743, either directly into the lateral amygdala or systemically, disrupted fear memory reconsolidation in rats. This effect on reconsolidation was specific to the conditioned stimulus (CS), required fear memory recall, occurred in a defined time window after recall, and significantly decreased reinstatement of fear.

Electrophysiological analyses provided mechanistic support for mGlu7 target engagement. ADX71743 modulated glutamatergic transmission at thalamus-to-amygdala synapses, which are critical for fear learning. Under baseline conditions, the compound increased spontaneous excitatory signaling, while under high-stimulation conditions it prevented long-term potentiation (LTP), a cellular process associated with memory formation. Notably, similar synaptic effects were observed in human brain tissue, mirroring findings in rodent models. This cross-species consistency provides early translational validation and helps address a common risk factor in central nervous system drug development.

Prof. Ron Stoop from the Center for Psychiatric Neurosciences and paper author noted: “This research shows that fear memories can be weakened by targeting reconsolidation with a drug acting on mGlu7. It offers a realistic path towards a time-limited pharmacological intervention, which combined with memory recall, could reduce pathological fear more durably than continuous symptom-suppressing medication.”

Addex previously built one of industry’s largest library of allosteric modulators targeting metabotropic glutamate receptors. As a result, several novel chemical series’ of mGlu7 NAMs were identified and optimized. These compounds were included in the Neurosterix spin-out transaction.

About mGlu7
mGlu7 is one of the most expressed receptors within the family of eight mGlu receptors and is thought to play a central role in multiple CNS functions, such as emotional and stress reactivity, learning, memory and attention. Because of this multifactorial role, mGlu7 is considered a promising target for potential treatment of a variety of disorders, including post-traumatic stress disorder (PTSD), obsessive compulsive disorder (OCD), anxiety, depression, drug abuse and schizophrenia.

Ciobanu, A.C., Caseiro, D.M., Niu, R. et al. Negative allosteric modulation of mGlu7 disrupts fear memory reconsolidation and glutamatergic signaling in rat and human brain tissue. Mol Psychiatry (2025).

About Addex Therapeutics

Addex Therapeutics is a clinical-stage biopharmaceutical company focused on developing a portfolio of novel small molecule allosteric modulators for neurological disorders. Addex’s lead drug candidate, dipraglurant (mGlu5 negative allosteric modulator or NAM), is under evaluation for future development in brain injury recovery, including post-stroke and traumatic brain injury recovery. Addex’s partner, Indivior, has selected a GABAB PAM drug candidate for development in substance use disorders and has successfully completed IND enabling studies. Addex is advancing an independent GABAB PAM program for chronic cough. Addex holds a 20% equity interest in a private spin out company, Neurosterix LLC, which is advancing a portfolio of allosteric modulator programs, including M4 PAM for schizophrenia, psychosis and mood-related disorders and mGlu7 NAM for mood disorders. In addition, Addex has invested in Stalicla, a private Swiss company pioneering a precision medicine approach for neurodevelopmental and neuropsychiatric disorders.

Addex shares are listed on the SIX Swiss Exchange and American Depositary Shares representing its shares are listed on the NASDAQ Capital Market, and trade under the ticker symbol “ADXN” on each exchange. For more information, visit www.addextherapeutics.com

Contacts:

Tim Dyer Chief Executive Officer Telephone: +41 22 884 15 55 PR@addextherapeutics.com	Mike Sinclair Partner, Halsin Partners +44 (0)7968 022075 msinclair@halsin.com

Addex Forward Looking Statements:
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